No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2025.

Exhibit 2:

Notice Concerning Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 6, 2025

Consolidated Financial Results for the Fiscal First Quarter Ended June 30, 2025 (IFRS)

August 6, 2025

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date to commence dividend payments	: —
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Three Months Ended June 30, 2025 (from April 1, 2025 to June 30, 2025)

(1) Consolidated operating results (for the three months ended June 30)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Three months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
June 30, 2025	5,340,268	-1.2	244,170	-49.6	292,334	-47.7	214,894	-48.1	196,670	-50.2	-3,836	—
June 30, 2024	5,404,858	16.9	484,705	22.9	559,474	8.7	414,327	8.2	394,660	8.7	947,527	-5.9

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Three months ended	Yen	Yen
June 30, 2025	46.80	46.80
June 30, 2024	81.81	81.81

Explanatory note:

Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

(2) Consolidated financial position

	$		$		$		$
	Total assets		Total equity		Equity attributable to owners of the parent		Ratio of equity attributable to owners of the parent to total assets
As of		Yen (millions)		Yen (millions)		Yen (millions)		%
June 30, 2025		29,874,550		12,062,800		11,796,836		39.5
March 31, 2025		30,775,867		12,627,822		12,326,529		40.1

2. Dividends

	$	$	$	$	$
	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2025	—	34.00	—	34.00	68.00
Fiscal year ending March 31, 2026	—
Fiscal year ending March 31, 2026 (forecast)		35.00	—	35.00	70.00

Explanatory note:

Revisions to the forecast of dividends most recently announced: None

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen
Full-year	21,100,000	-2.7	700,000	-42.3	710,000	-46.1	490,000	-45.7	420,000	-49.8	105.07

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of June 30, 2025	5,280,000,000 shares
As of March 31, 2025	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of June 30, 2025	1,194,621,195 shares
As of March 31, 2025	933,490,429 shares

(iii)	Average number of shares outstanding during the period

Three months ended June 30, 2025	4,202,222,211 shares
Three months ended June 30, 2024	4,823,906,086 shares

*	Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal First Quarter Ended June 30, 2025

1. Overview of Consolidated Financial Results

Consolidated Operating Results

Honda’s consolidated sales revenue for the three months ended June 30, 2025 decreased by 1.2%, to JPY 5,340.2 billion from the same period last year, due mainly to decreased sales revenue in Financial services business as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Automobile business. Operating profit decreased by 49.6%, to JPY 244.1 billion from the same period last year, due mainly to tariff impacts as well as negative foreign currency effects, which was partially offset by increased profit attributable to sales impacts. Profit before income taxes decreased by 47.7%, to JPY 292.3 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 50.2%, to JPY 196.6 billion from the same period last year.

Consolidated Statements of Financial Position

Total assets as of June 30, 2025 decreased by JPY 901.3 billion, to JPY 29,874.5 billion from March 31, 2025 due mainly to decreased cash and cash equivalents as well as negative foreign currency translation effects, which was partially offset by an increase in receivables from financial services. Total liabilities decreased by JPY 336.2 billion, to JPY 17,811.7 billion from March 31, 2025 due mainly to a decrease in trade payables as well as negative foreign currency translation effects, which was partially offset by increased financing liabilities. Total equity decreased by JPY 565.0 billion, to JPY 12,062.8 billion from March 31, 2025 due mainly to a decrease attributable to acquisition of the company’s own shares, which was partially offset by increased retained earnings attributable to profit for the period.

2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2025 and June 30, 2025

	Yen (millions)
	Mar. 31, 2025	Jun. 30, 2025
Assets
Current assets:
Cash and cash equivalents	4,528,795	4,013,757
Trade receivables	1,160,847	962,735
Receivables from financial services	2,755,800	2,762,278
Other financial assets	208,478	158,546
Inventories	2,470,590	2,363,292
Other current assets	563,252	564,945

Total current assets	11,687,762	10,825,553

Non-current assets:
Investments accounted for using the equity method	1,242,614	1,235,477
Receivables from financial services	6,172,817	6,186,579
Other financial assets	873,459	934,453
Equipment on operating leases	5,748,187	5,793,476
Property, plant and equipment	3,209,921	3,159,641
Intangible assets	1,126,019	1,061,236
Deferred tax assets	143,499	144,767
Other non-current assets	571,589	533,368

Total non-current assets	19,088,105	19,048,997

Total assets	30,775,867	29,874,550

Liabilities and Equity
Current liabilities:
Trade payables	1,663,487	1,377,013
Financing liabilities	4,497,747	4,599,531
Accrued expenses	728,935	634,396
Other financial liabilities	276,861	253,293
Income taxes payable	108,562	137,819
Provisions	388,441	450,296
Other current liabilities	951,124	897,506

Total current liabilities	8,615,157	8,349,854

Non-current liabilities:
Financing liabilities	6,953,520	6,954,976
Other financial liabilities	301,439	318,078
Retirement benefit liabilities	288,472	285,627
Provisions	667,274	633,191
Deferred tax liabilities	718,084	667,935
Other non-current liabilities	604,099	602,089

Total non-current liabilities	9,532,888	9,461,896

Total liabilities	18,148,045	17,811,750

Equity:
Common stock	86,067	86,067
Capital surplus	205,299	204,825
Treasury stock	(1,272,845)	(1,636,053)
Retained earnings	11,122,187	11,151,748
Other components of equity	2,185,821	1,990,249

Equity attributable to owners of the parent	12,326,529	11,796,836
Non-controlling interests	301,293	265,964

Total equity	12,627,822	12,062,800

Total liabilities and equity	30,775,867	29,874,550

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2024 and 2025

	Yen (millions)
	Three months ended Jun. 30, 2024	Three months ended Jun. 30, 2025
Sales revenue	5,404,858	5,340,268
Operating costs and expenses:
Cost of sales	(4,208,475)	(4,269,449)
Selling, general and administrative	(495,796)	(533,706)
Research and development	(215,882)	(292,943)

Total operating costs and expenses	(4,920,153)	(5,096,098)

Operating profit	484,705	244,170

Share of profit (loss) of investments accounted for using the equity method	1,434	4,213
Finance income and finance costs:
Interest income	50,089	39,901
Interest expense	(12,219)	(13,905)
Other, net	35,465	17,955

Total finance income and finance costs	73,335	43,951

Profit before income taxes	559,474	292,334
Income tax expense	(145,147)	(77,440)

Profit for the period	414,327	214,894

Profit for the period attributable to:
Owners of the parent	394,660	196,670
Non-controlling interests	19,667	18,224

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	81.81	46.80

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2024 and 2025

	Yen (millions)
	Three months ended Jun. 30, 2024	Three months ended Jun. 30, 2025
Profit for the period	414,327	214,894
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(5)	(20,781)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(5,332)	731
Share of other comprehensive income of investments accounted for using the equity method	(280)	(412)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(31)	42
Exchange differences on translating foreign operations	489,146	(162,421)
Cash flow hedges	—	(1,620)
Share of other comprehensive income of investments accounted for using the equity method	49,702	(34,269)

Total other comprehensive income, net of tax	533,200	(218,730)

Comprehensive income for the period	947,527	(3,836)

Comprehensive income for the period attributable to:
Owners of the parent	914,903	(18,715)
Non-controlling interests	32,624	14,879

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the period
Profit for the period				394,660		394,660	19,667	414,327
Other comprehensive income, net of tax					520,243	520,243	12,957	533,200

Total comprehensive income for the period				394,660	520,243	914,903	32,624	947,527
Reclassification to retained earnings				(38)	38	—		—
Transactions with owners and other
Dividends paid				(188,418)		(188,418)	(54,998)	(243,416)
Purchases of treasury stock			(12,502)			(12,502)		(12,502)
Disposal of treasury stock			319			319		319
Share-based payment transactions		(122)				(122)		(122)

Total transactions with owners and other		(122)	(12,183)	(188,418)		(200,723)	(54,998)	(255,721)

Balance as of June 30, 2024	86,067	204,951	(562,991)	10,850,417	2,832,731	13,411,175	286,503	13,697,678

For the three months ended June 30, 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

Comprehensive income for the period
Profit for the period				196,670		196,670	18,224	214,894
Other comprehensive income, net of tax					(215,385)	(215,385)	(3,345)	(218,730)

Total comprehensive income for the period				196,670	(215,385)	(18,715)	14,879	(3,836)
Reclassification to retained earnings				(19,813)	19,813	—		—
Transactions with owners and other
Dividends paid				(147,960)		(147,960)	(50,208)	(198,168)
Purchases of treasury stock			(363,926)			(363,926)		(363,926)
Disposal of treasury stock			718			718		718
Share-based payment transactions		(474)				(474)		(474)

Total transactions with owners and other		(474)	(363,208)	(147,960)		(511,642)	(50,208)	(561,850)

Other changes				664		664		664

Balance as of June 30, 2025	86,067	204,825	(1,636,053)	11,151,748	1,990,249	11,796,836	265,964	12,062,800

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2024 and 2025

	Yen (millions)
	Three months ended Jun. 30, 2024	Three months ended Jun. 30, 2025
Cash flows from operating activities:
Profit before income taxes	559,474	292,334
Depreciation, amortization and impairment losses excluding equipment on operating leases	187,926	178,612
Share of (profit) loss of investments accounted for using the equity method	(1,434)	(4,213)
Finance income and finance costs, net	(41,502)	56,404
Interest income and interest costs from financial services, net	(42,969)	(44,381)
Changes in assets and liabilities
Trade receivables	136,517	186,576
Inventories	(108,546)	77,848
Trade payables	(164,570)	(223,605)
Accrued expenses	(87,424)	(86,071)
Provisions and retirement benefit liabilities	(30,876)	46,202
Receivables from financial services	(315,249)	(195,792)
Equipment on operating leases	(76,747)	(171,611)
Other assets and liabilities	(75,349)	(145,670)
Other, net	5,589	55,109
Dividends received	51,024	52,170
Interest received	181,054	178,784
Interest paid	(99,206)	(100,070)
Income taxes paid, net of refunds	(158,975)	(66,967)

Net cash provided by (used in) operating activities	(81,263)	85,659
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(138,790)	(128,180)
Payments for additions to and internally developed intangible assets	(68,623)	(72,214)
Proceeds from sales of property, plant and equipment and intangible assets	40	2,656
Payments for acquisitions of investments accounted for using the equity method	(831)	(44,753)
Proceeds from sales of investments accounted for using the equity method	—	1,142
Payments for acquisitions of other financial assets	(50,174)	(53,100)
Proceeds from sales and redemptions of other financial assets	65,778	84,368

Net cash used in investing activities	(192,600)	(210,081)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,421,185	2,423,967
Repayments of short-term financing liabilities	(2,167,488)	(2,377,100)
Proceeds from long-term financing liabilities	477,816	879,032
Repayments of long-term financing liabilities	(405,841)	(692,485)
Dividends paid to owners of the parent	(188,418)	(147,960)
Dividends paid to non-controlling interests	(23,781)	(26,575)
Purchases and sales of treasury stock, net	(12,183)	(363,208)
Repayments of lease liabilities	(19,342)	(20,789)

Net cash provided by (used in) financing activities	81,948	(325,118)
Effect of exchange rate changes on cash and cash equivalents	214,613	(65,498)

Net change in cash and cash equivalents	22,698	(515,038)
Cash and cash equivalents at beginning of year	4,954,565	4,528,795

Cash and cash equivalents at end of period	4,977,263	4,013,757

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions

Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the three months ended June 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	937,687	3,434,612	938,075	94,484	5,404,858	—	5,404,858
Intersegment	—	69,914	1,324	10,402	81,640	(81,640)	—

Total	937,687	3,504,526	939,399	104,886	5,486,498	(81,640)	5,404,858

Segment profit (loss)	177,648	222,840	84,970	(753)	484,705	—	484,705

Segment assets	2,195,414	12,201,278	15,257,512	607,911	30,262,115	1,049,857	31,311,972
Depreciation and amortization	18,293	164,236	218,208	4,218	404,955	—	404,955
Capital expenditures	12,785	146,761	776,953	2,147	938,646	—	938,646

As of and for the three months ended June 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	951,590	3,474,601	831,621	82,456	5,340,268	—	5,340,268
Intersegment	—	69,311	1,017	10,357	80,685	(80,685)	—

Total	951,590	3,543,912	832,638	92,813	5,420,953	(80,685)	5,340,268

Segment profit (loss)	189,005	(29,625)	85,009	(219)	244,170	—	244,170

Segment assets	2,287,958	11,432,186	15,631,951	535,413	29,887,508	(12,958)	29,874,550
Depreciation and amortization	17,468	156,155	224,475	3,944	402,042	—	402,042
Capital expenditures	17,924	121,395	721,093	4,154	864,566	—	864,566

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2024 and 2025 amounted to JPY 1,330,698 million and JPY 470,650 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

August 6, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)

Contact:	Masao Kawaguchi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Revision of Forecast for Consolidated Financial Results

for the Fiscal Year Ending March 31, 2026

Honda Motor Co., Ltd. (the “Company”) revised its forecast for consolidated financial results for the fiscal year ending March 31, 2026, which was announced on May 13, 2025.

Particulars

Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2026

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced (A)	20,300,000	500,000	490,000	325,000	250,000	62.84
Forecast revision as of August 6, 2025 (B)	21,100,000	700,000	710,000	490,000	420,000	105.07
Change (B-A)	800,000	200,000	220,000	165,000	170,000
Percentage change (%)	3.9	40.0	44.9	50.8	68.0
(Reference)
Results of the fiscal year ended March 31, 2025	21,688,767	1,213,486	1,317,640	903,034	835,837	178.93

Reason for Revision of Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2026 which was announced on May 13, 2025

As a result of analyzing the impact of tariffs and reassessing our foreign exchange assumptions in light of the latest conditions, the Company upwardly revises its forecast for operating profit, profit before income taxes, profit for the year, and profit for the year attributable to owners of the parent for the fiscal year ending March 31, 2026, which was announced on May 13, 2025.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*

The forecast for consolidated financial results of the Company is based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for using the equity method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	For more details, please refer to the Company’s investor relations website (URL https://global.honda/en/investors/).